Delta Air Lines, Inc.
Post Office Box 20706
Atlanta, Georgia 30320-6001 U.S.A.

March 1, 2007

VIA EDGAR

Cecilia D. Blye
Chief, Office of Global Security Risk
U.S. Securities and Exchange Commission
100 F Street, N.E.
Washington, D.C. 20549-5546

Re:	Delta Air Lines, Inc. Form 10-K for the Fiscal Year Ended December 31, 2005 Filed March 27, 2006 File No. 1-05424

Dear Ms. Blye:

This is in response to the Staff’s letter dated February 27, 2007, regarding Delta’s Form 10-K for the fiscal year ended December 31, 2005. For your convenience, we have included in this letter the Staff’s comment before providing our response to that comment.

1.
We note the representation in your response that “Delta employees occasionally exceed their authority and issue interline tickets on Delta ticket stock for travel to or from Cuba.” Please expand your materiality analysis to address whether such activity by your employees may expose you to liability under U.S. sanctions provisions and thus present a risk to your reputation.

As discussed in our response letter to the Staff dated February 13, 2007, Delta does not operate any flights to or from Cuba. During the period from 2005 through 2006, Delta has identified only two instances in which Delta employees, in violation of Delta’s explicit compliance policy, improperly used Delta ticket stock to issue a prohibited flight segment to/from Havana on another airline. Delta has taken steps to discipline these employees consistent with its policy and to voluntarily disclose these matters to the U.S. Treasury’s Office of Foreign Assets Control. The total interline commission revenue received by Delta as a result of these transactions was $8.50. It is unclear whether or to what extent such actions in violation of Delta policy might subject Delta to liability under U.S. sanctions provisions, but, in any case, there are substantial mitigating factors. In our view, this matter does not present any material risk to Delta’s reputation.

If you have any questions, or would like any additional information, please let me know.

Very truly yours,

/s/ Kenneth F. Khoury
Executive Vice President - General Counsel

cc:	Gerald Grinstein